SECURITIES AND EXCHANGE COMMISSION


                                 WASHINGTON, DC




                                    FORM U5S

                                  ANNUAL REPORT


                      For the year ended December 31, 1999




                  Filed pursuant to the Public Utility Holding

                               Company Act of 1935

                                       By

                            PECO ENERGY POWER COMPANY


              2301 Market Street, Philadelphia, Pennsylvania 19101

ITEM 1.  SYSTEM COMPANIES AND INVESTMENTS THEREIN AS OF DECEMBER 31, 1999

                                                               % of            Issuer        Owner's
                                    Number of Common           Voting          Book          Book
Name of Company                     Shares Owned               Power           Value         Value
---------------                     ------------               -----           -----         -----
 PECO Energy Power
  Company (PEPCO)
  (the registrant
  and owner) (1)

   Susquehanna Power
    Company
   (SPCO) (the issuer)                 1,273,000               100%            $77.48        $77.48

    The Proprietors of the
     Susquehanna Canal* (2)

   *  Inactive Company

(1)    Investment in Susquehanna Power Company of $98.6 million.

(2) This Company was acquired in connection with the development of the Conowingo Hydroelectric Project. It is an inactive company, owning no properties and conducting no business activities of any nature. The total investment therein is reflected on the books of Susquehanna Power Company at $1.

ITEM 2.  ACQUISITIONS OR SALES OF UTILITY ASSETS

       None.

ITEM 3.  ISSUE, SALE, PLEDGE, GUARANTEE OR ASSUMPTION OF SYSTEM
SECURITIES

       None.

ITEM 4.  ACQUISITION, REDEMPTION OR RETIREMENT OF SYSTEM SECURITIES

       None.

ITEM 5.  INVESTMENTS IN SECURITIES OF NONSYSTEM COMPANIES

       None.

ITEM 6.  OFFICERS AND DIRECTORS

PART I.  As of December 31, 1999,

                                                                                    Name of System
                                                                                    Companies with
                                                                                    Which Connected
                                                                               --------------------------

                                                                               PEPCO               SPCO
G. R. Rainey            2301 Market St., Philadelphia, PA  19101         Pres. - Director      Pres. - Director
M. J. Egan              2301 Market St., Philadelphia, PA  19101         Director              Director
J. A. Muntz             2301 Market St., Philadelphia, PA  19101         Director              Director
W.    Jefferson, Jr.    2301 Market St., Philadelphia, PA  19101         Vice President        Vice President
G. R. Shicora           2301 Market St., Philadelphia, PA  19101         Treasurer             Treasurer
K. K. Combs             2301 Market St., Philadelphia, PA  19101         Secretary             Secretary
E. J. Cullen, Jr.       2301 Market St., Philadelphia, PA  19101         General Counsel       General Counsel
T. R. Miller            2301 Market St., Philadelphia, PA  19101         Assist. Treas.        Assist. Treas.

PART II.

                                                                       Position Held               Applicable
    Name of Officer               Name and Location of                 in Financial                Exemption
      or Director                 Financial Institution                Institution                   Rule
    ---------------               ---------------------                -------------               ----------
    None.

PART III.

     (a)  COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS OF SYSTEM COMPANIES

          None.

     (b)  INTEREST IN SECURITIES OF SYSTEM COMPANIES

          None.

     (c)  CONTRACTS AND TRANSACTIONS

          None.

     (d)  INDEBTEDNESS

          None.

     (e)  BONUS AND PROFIT SHARING ARRANGEMENTS

          None.

     (f)  INDEMNIFICATION

          None.


ITEM 7.  CONTRIBUTIONS AND PUBLIC RELATIONS

          None.


ITEM 8.  SERVICE, SALES AND CONSTRUCTION CONTRACTS

          Part I:                 None.
          Part II:                None.
          Part III:               None.


ITEM 9.  WHOLESALE GENERATORS AND FOREIGN UTILITY COMPANIES

          Part I:                 None.
          Part II:                None.
          Part III:               None.

ITEM 10. FINANCIAL STATEMENTS AND EXHIBITS

     (a)  Index to Financial Statements and Schedules:

          PAGE
          ----

          6    Report of Independent Accountants.

          7 Consolidating Statement of Income for the year ended December 31, 1999.

      8 - 9    Consolidating Balance Sheet as of December 31, 1999.

         10 Consolidating Statement of Cash Flows for the year ended December 31, 1999.

          11 Consolidating Statement of Changes in Shareholder's Equity for the year ended December 31, 1999.

       12-14   Notes to Consolidating Financial Statements.

      Ex. 27   Financial Data Schedule as of December 31, 1999.

     (b)  Index to Exhibits
    Exhibit A
                None.

    Exhibit B
          1. PECO Energy Power Company's Certificate of Organization and Charter, By-laws amended as of December 23, 1993, and amendment to Articles of Incorporation filed February 8, 1994, are incorporated herein by reference (1991 Form U5S and 1993 Form 10-K, File No.1-1392).

          2. Susquehanna Power Company's Certificate of Organization is incorporated herein by reference (1991 Form U5S, File No. 1-1392); By-laws amended December 23, 1993, and Charter amendment filed February 8, 1994 are incorporated herein by reference (1993 Form U5S, File No. 1-1392).

    Exhibit C
                None.

    Exhibit D
                None.

    Exhibit E
                None.

    Exhibit F
                See Item 10(a), Index to Financial Statements and Schedules.

    Exhibit G
                See Item 10(a), Index to Financial Statements and Schedules.

    Exhibit H
                None.

    Exhibit I
                None.

                        REPORT OF INDEPENDENT ACCOUNTANTS


To the Board of Directors
PECO Energy Power Company:

In our opinion, the consolidated financial statements listed in Item 10 of this Form U5S present fairly, in all material respects, the financial position of PECO Energy Power Company (subsidiary of PECO Energy Company) and subsidiary company at December 31, 1999 and the results of their operations and their cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for the opinion expressed above.

Our audit was conducted for the purpose of forming an opinion on the consolidated financial statements taken as a whole. The supplementary consolidating information is presented for purposes of additional analysis rather than to present the financial position, results of operations, and cash flows of the individual companies, and is not a required part of the consolidated financial statements. The supplementary consolidating financial has been subjected to the auditing procedures applied in the audit of the consolidated financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the consolidated financial statements taken as a whole.



PricewaterhouseCoopers LLP


February 29, 2000

                 PECO ENERGY POWER COMPANY & SUBSIDIARY COMPANY
                        CONSOLIDATING STATEMENT OF INCOME
                      For the Year Ended December 31, 1999


                                                 PECO
                                                 Energy          Susquehanna
                                                 Power           Power
                                                 Company         Company        Eliminations     Consolidated
                                                 --------        -----------    ------------     ------------
Rentals from Utility Plant Leased to Others:
   Affiliates                                       $633,981     $19,347,676             ---      $20,267,223
   Others                                            287,166             ---             ---            1,600
                                                 -----------     -----------     -----------      -----------
     Total Rentals from Utility Plant
        Leased to Others                             921,147      19,347,676             ---       20,268,823
                                                 -----------     -----------     -----------      -----------


Expenses of Utility Plant Leased to Others:
     Operations & Maintenance                            ---             779             ---              779
     Depreciation and Amortization                    45,294       2,034,356             ---        2,079,650
     Taxes Other Than Income                          81,976       1,770,616             ---        1,852,592
                                                 -----------     -----------     -----------      -----------
     Total Expenses of Utility Plant
       Leased to Others                              127,270       3,805,751             ---        3,933,021
                                                 -----------     -----------     -----------      -----------


Income from Leased Utility Plant                     793,877      15,541,925             ---       16,335,802
                                                 -----------     -----------     -----------      -----------

Other Income and Deductions:
   Capitalized Interest                                  ---          46,033             ---           46,033
   Other, Net                                            ---          18,091             ---           18,091
   Equity in Net Income of Subsidiary              9,398,624             ---      (9,398,624)             ---
                                                 -----------     -----------     -----------      -----------

      Total Other Income and Deductions            9,398,624          64,124      (9,398,624)          64,124
                                                 -----------     -----------     -----------      -----------

Income Before Taxes                               10,192,501      15,606,049      (9,398,624)      16,399,926

Income Taxes                                         316,057       6,207,425             ---        6,523,482
                                                 -----------     -----------     -----------      -----------


Net Income                                        $9,876,444      $9,398,624     ($9,398,624)      $9,876,444
                                                 ===========     ===========     ===========      ===========

                 See Notes to Consolidating Financial Statements

                 PECO ENERGY POWER COMPANY & SUBSIDIARY COMPANY
                           CONSOLIDATING BALANCE SHEET
                                DECEMBER 31, 1999
                                    (ASSETS)

                                            PECO
                                            Energy             Susquehanna
                                            Power              Power
                                            Company            Company             Eliminations          Consolidated
                                            --------           -----------         ------------          ------------
ASSETS
Utility Plant                                $6,103,452        $156,324,024                  ---         $162,427,476
   Less Accumulated Provision for
      Depreciation and Amortization             779,945          38,055,741                  ---           38,835,686
                                          -------------       -------------        -------------        -------------
                                              5,323,507         118,268,283                  ---          123,591,790
                                          -------------       -------------        -------------        -------------
Construction Work in Progress                       ---              54,187                  ---               54,187
                                          -------------       -------------        -------------        -------------
                                              5,323,507         118,322,470                  ---          123,645,977
                                          -------------       -------------        -------------        -------------
Investments
   Investment in Subsidiary Company          98,631,800                 ---         ($98,631,800)                 ---
   Nonutility Property, Net                     384,727           1,096,280                  ---            1,481,007
                                          -------------       -------------        -------------        -------------
                                             99,016,527           1,096,280          (98,631,800)           1,481,007
                                          -------------       -------------        -------------        -------------
Current Assets
   Cash and Cash Equivalents                  3,618,467           9,342,397                  ---           12,960,864
   Accounts Receivable, Affiliates            3,877,357           2,052,139           (3,819,000)           2,110,496
   Accounts Receivable, Other                    95,847                 ---                  ---               95,847
   Prepayments                                      ---           1,233,552                  ---            1,233,552
                                          -------------       -------------        -------------        -------------
                                              7,591,671          12,628,088           (3,819,000)          16,400,759
                                          -------------       -------------        -------------        -------------
Deferred Debits
   Miscellaneous Deferred Debits                    ---              87,032                  ---               87,032
                                          -------------       -------------        -------------        -------------
                                                    ---              87,032                  ---               87,032
                                          -------------       -------------        -------------        -------------
Total Assets                               $111,931,705        $132,133,870        ($102,450,800)        $141,614,775
                                          =============       =============        =============        =============

                See Notes to Consolidating Financial Statements.

                 PECO ENERGY POWER COMPANY & SUBSIDIARY COMPANY
                           CONSOLIDATING BALANCE SHEET
                                DECEMBER 31, 1999
                         (CAPITALIZATION & LIABILITIES)

                                            PECO
                                            Energy            Susquehanna
                                            Power             Power
                                            Company           Company               Eliminations         Consolidated
                                            --------          ------------          ------------         ------------
CAPITALIZATION & LIABILITIES
Capitalization
Common Shareholder's Equity
   Common Stock ($25 par)
     Authorized 1,500,000 Shares,
     Outstanding 984,000 Shares             $24,600,000                 ---                  ---          $24,600,000
   Common Stock (without par value)
     Authorized 1,500,000 Shares,
     Outstanding 1,273,000 Shares                   ---         $47,047,450         ($47,047,450)                 ---
   Other Paid-In Capital                     74,740,078          47,715,078          (47,715,078)          74,740,078
   Retained Earnings                          6,687,580           3,869,272           (3,869,272)           6,687,580
                                          -------------       -------------        -------------        -------------
                                            106,027,658          98,631,800          (98,631,800)         106,027,658
                                          -------------       -------------        -------------        -------------
Current Liabilities
   Accounts Payable, Affiliates               5,137,278          11,213,636           (3,819,000)          12,531,914
   Accounts Payable, Other                        5,973           1,366,766                  ---            1,372,739
   Taxes Accrued                                370,055           3,811,697                  ---            4,181,752
   Other                                          9,267                 ---                  ---                9,267
                                          -------------       -------------        -------------        -------------
                                              5,522,573          16,392,099           (3,819,000)          18,095,672
                                          -------------       -------------        -------------        -------------
Deferred Credits
   Unamortized Tax Credit                           ---             884,545                  ---              884,545
   Deferred Income Taxes                        381,474          16,225,426                  ---           16,606,900
                                          -------------       -------------        -------------        -------------
                                                381,474          17,109,971                  ---           17,491,445
                                          -------------       -------------        -------------        -------------
Total Capitalization & Liabilities         $111,931,705        $132,133,870        ($102,450,800)        $141,614,775
                                          =============       =============        =============        =============

                See Notes to Consolidating Financial Statements.

                 PECO ENERGY POWER COMPANY & SUBSIDIARY COMPANY
                      CONSOLIDATING STATEMENT OF CASH FLOWS
                      For the Year Ended December 31, 1999


                                                         PECO
                                                         Energy           Susquehanna
                                                         Power            Power
                                                         Company          Company            Eliminations         Consolidated
                                                         --------         -----------        ------------         ------------
Cash Flows from Operating Activities
Net Income                                             $9,876,444          $9,398,624         ($9,398,624)         $9,876,444

Income Before Extraordinary Item
Adjustments to Reconcile Net Income to Net
   Cash Provided by Operating Activities:
      Depreciation and Amortization                        45,294           2,034,356                 ---           2,079,650
      Deferred Income Taxes                                31,081             768,371                 ---             799,452
      Investment Tax Credits, Net                             ---             (16,272)                ---             (16,272)
      Increase (Decrease)in Receivables                  (830,434)            301,682                 ---            (528,752)
      Increase in Payables and
         Accrued Expenses                               3,778,193           4,572,886                 ---           8,351,079
      Other, Net                                           95,095          (1,093,123)                ---            (998,028)
                                                     ------------        ------------        ------------        ------------
Net Cash Flows Provided by Operating
   Activities                                          12,995,673          15,966,522          (9,398,624)         19,563,573
                                                     ------------        ------------        ------------        ------------

Cash Flows from Investing Activities
   Investment in Utility Plant                                ---          (6,021,396)                ---          (6,021,396)
   Nonutility Plant                                           ---               8,364                 ---               8,364
   Net Investment in Subsidiary Company                (3,224,574)                ---           3,224,574                 ---
                                                     ------------        ------------        ------------        ------------
Net Cash Flows Used by Investing Activities            (3,224,574)         (6,013,032)          3,224,574          (6,013,032)
                                                     ------------        ------------        ------------        ------------

Cash Flows from Financing Activities
   Capital Contribution from Parent Company                   ---                 ---                 ---                 ---
   Dividends on Common Stock                           (8,118,000)         (6,174,050)          6,174,050          (8,118,000)
                                                     ------------        ------------        ------------        ------------
Net Cash Flows Used by Financing Activities            (8,118,000)         (6,174,050)          6,174,050          (8,118,000)
                                                     ------------        ------------        ------------        ------------
Increase in Cash and Cash Equivalents                   1,653,099           3,779,442                 ---           5,432,541
                                                     ------------        ------------        ------------        ------------

Cash & Cash Equivalents at beginning of period          1,965,368           5,562,955                 ---           7,528,323
                                                     ------------        ------------        ------------        ------------
Cash & Cash Equivalents at end of period               $3,618,467          $9,342,397                 ---         $12,960,864
                                                     ============        ============        ============        ============


                See Notes to Consolidating Financial Statements.

                 PECO ENERGY POWER COMPANY & SUBSIDIARY COMPANY
           CONSOLIDATING STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
                      For the Year Ended December 31, 1999


                                                                                           Capital
                                                                                           Contributions
                                                                                           From
                                   Balance                                   Net           Parent            Balance
                                   1/1/99              Dividends             Income        Company           12/31/99
                                   ----------          ----------            ----------    ------------    -----------
PECO Energy Power Company
     Common Stock                 $24,600,000                 ---                   ---        ---        $24,600,000
     Other Paid-In Capital        $74,740,078                 ---                   ---        ---        $74,740,078
     Retained Earnings             $4,929,136         ($8,118,000)*          $9,876,444        ---         $6,687,580

Susquehanna Power Company
     Common Stock                  47,047,450                 ---                   ---        ---         47,047,450
     Other Paid-In Capital         47,715,078                 ---                   ---        ---         47,715,078
     Retained Earnings                644,698          (6,174,050)**          9,398,624        ---          3,869,272

Eliminations
     Common Stock                 (47,047,450)                ---                   ---        ---        (47,047,450)
     Other Paid-In Capital        (47,715,078)                ---                   ---        ---        (47,715,078)
     Retained Earnings               (644,698)          6,174,050            (9,398,624)       ---         (3,869,272)

Consolidated
     Common Stock                 $24,600,000                 ---                   ---        ---        $24,600,000
     Other Paid-In Capital        $74,740,078                 ---                   ---        ---        $74,740,078
     Retained Earnings             $4,929,136         ($8,118,000)           $9,876,444        ---         $6,687,580

 *   $8.25 per share
 **  $4.85 per share

                   NOTES TO CONSOLIDATING FINANCIAL STATEMENTS

1.        Significant Accounting Policies:

          CONSOLIDATION
          The consolidating financial statements include the accounts of PECO Energy Power Company (Company) and its subsidiary, Susquehanna Power Company (SPCO). The Company and SPCO (together, the Companies) are owned by PECO Energy Company (Parent Company), which together with another subsidiary leases and operates the utility plant of the Company and SPCO.

          The Companies are joint holders of a license from the Federal Energy Regulatory Commission (FERC) for Project No. 405 (Conowingo Project).

          DEPRECIATION AND AMORTIZATION
          The annual provision for depreciation is provided over the estimated service lives of plant on the straight-line method. The annual provision for financial reporting purposes in 1999, expressed as a percent of average depreciable plant in service, was 1.07% for the property of the Company and 1.40% for the property of SPCO.

          Costs for relicensing the Conowingo Hydroelectric Project are being amortized over 30 years on the straight-line method.

          INCOME TAXES
          Deferred federal and state income taxes are provided on all significant temporary differences between book and tax basis of assets and liabilities, transactions that reflect taxable income in a year different than book income and tax carryforwards. Investment tax credits previously used for income tax purposes have been deferred on the Consolidated Balance Sheet and are recognized in book income over the life of the related property. The Companies file a consolidated federal income tax return with the Parent Company and its other subsidiaries. The provision for federal income taxes is computed on a separate return basis after giving consideration to consolidated return savings.

          INTEREST DURING CONSTRUCTION
          Effective January 1, 1998, the Companies ceased accruing AFUDC under Statement of Financial Accounting Standards (SFAS) No. 71, "Accounting for the Effects of Certain Types of Regulation," for electric generation-related construction projects. The Companies used SFAS No. 34, "Capitalization of Interest Cost," to calculate the costs, during the period of construction, of debt funds used to finance its electric generation-related construction projects. The Companies recorded additional utility plant of $46,033 in 1999 based on their proportionate share of the Parent Company's capitalized interest.

2.        Income Taxes:

          Income tax expense is comprised of the following components:

                                               PECO Energy       Susquehanna
                                               Power             Power
                                               Company           Company            Consolidated
                                               -----------       -----------        ------------
          Federal
              Current                             $216,128        $4,493,986         $4,710,114
              Deferred                              23,599           632,370            655,969
              Investment tax credit, net                 -           (16,272)           (16,272)
          State
              Current                               68,848           961,340          1,030,188
              Deferred                               7,482           136,001            143,483
                                               -----------       -----------        -----------
              Total                               $316,057        $6,207,425         $6,523,482
                                               ===========       ===========        ===========

          The total income tax provisions differed from amounts computed by applying the federal statutory rate to income as shown below:

                                        PECO Energy  Susquehanna
                                        Power        Power
                                        Company      Company      Consolidated
                                        -----------  -----------  ------------

             Federal statutory rate         35%         35%         35%

             State income tax,
                 net of federal
                 income tax benefit          7%          4%          5%

             Plant related flow-through     --          (1)%        (1)%

             Other                          (2)%         2%          1%
                                           ---         ---         ---
             Effective rate                 40%         40%         40%
                                           ===         ===         ===

The tax effect of temporary differences which give rise to the Companies' net deferred tax liability as of December 31, 1999 are as follows:

                                                                  Liability or (Asset)
                                                   -------------------------------------------------
                                                   PECO Energy       Susquehanna
                                                   Power             Power
                                                   Company           Company           Consolidated
                                                   -----------       -----------       ------------
          Nature of Temporary Difference:
              Plant basis difference                  $381,474       $16,225,426       $16,606,900
              Deferred investment tax credit               ---           884,545           884,545
                                                   -----------       -----------       -----------
          Deferred income taxes on
                  the balance sheet                   $381,474       $17,109,971       $17,491,445
                                                   ===========       ===========       ===========


3.       Taxes, Other Than Income Taxes - Operating:

                              PECO Energy        Susquehanna
                            Power Company      Power Company       Consolidated
                            -------------      -------------       ------------
          Capital stock          $101,448            $72,146          $173,594
          Real estate             (19,472)         1,671,848         1,652,376
          Other                       ---             26,622            26,622
                              -----------        -----------       -----------
                                  $81,976         $1,770,616        $1,852,592
                              ===========        ===========       ===========


4.        Utility Plant - Leased to Related Parties:

          Utility plant consists principally of a hydroelectric generating station and related transmission facilities and is leased to and operated by affiliated companies. Rentals are based on an annual return on net original cost of utility plant plus working capital together with a reimbursement of operating expenses, taxes and depreciation as reflected in the Consolidating Statement of Income. The license granted by the Federal Energy Regulatory Commission for the Conowingo Project expires in 2014. Minimum rental payments due in future years through 2014 aggregated $136.0 million at December 31, 1999, with approximately $9.6 million of rentals, net of expenses, due in each of the next five years.


5.        Cash and Cash Equivalents:

          For purposes of the Consolidating Statement of Cash Flows, the Companies consider all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. The following disclosures supplement the accompanying Consolidating Statement of Cash Flows:

                                                 PECO Energy         Susquehanna
                                               Power Company       Power Company             Consolidated
                                               -------------       -------------             ------------
        Cash Paid During the Year:

           Income taxes (net of refunds)         $293,778            $5,824,752               $6,118,530

                                    SIGNATURE




        The undersigned system company has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized pursuant to the requirements of the Public Utility Holding Company Act of 1935. The signature of the undersigned company shall be deemed to relate only to matters having reference to such company or its subsidiary.





                                             PECO ENERGY POWER COMPANY


Date:    May 1, 2000                         By: /s/ Jean H. Gibson
     ---------------------                       ---------------------------
                                                 Jean H. Gibson
                                                 Vice President & Controller